Schedule 13D
Amendment #3

Issuer:  ALLOU HEALTH & BEAUTY CARE, INC.

Class A Common Stock

CUSIP Number:  019782101

Person authorized to receive notices and communications:

Mark VanDevelde

 Ross Financial Corporation
 P.O. Box 31363-SMB
 Mirco Commerce Centre
 Cayman Islands, B.W.I
 (345) 949-7950


Date of event which requires filing:  March 6, 1997


Name of Reporting Person:

Kenneth B. Dart

Source of Funds:
None

Citizenship or Place of Organization:
Belize

Sole Voting Power:
Zero

Shared Voting Power:
412,600 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
412,600 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:
412,600

These shares are beneficially owned by Ross Financial Corporation as to which Kenneth B. Dart is the 100% shareholder.

Percent of Class Represented by Amount:
9.06%

Type of Reporting Person
IN-Individual

Name of Reporting Person:
Ross Financial Corporation

Source of Funds:
WC-Working Capital

Citizenship or Place of Organization:
Cayman Islands

Sole Voting Power:
Zero

Shared Voting Power:
412,600 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
412,600 shares

Aggregate Amount Beneficially Owned By Each Reporting Person
412,600 shares

These shares are beneficially owned by Kenneth B. Dart who is the 100% shareholder.

Percent of Class Represented by Amount
9.06%

Type of Reporting Person
CO-Corporation

JOINT STATEMENT

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of Class A voting common stock (the "Common Stock"), of Allou Health & Beauty Care, a Delaware corporation ("the Company"). The principal executive offices of the Company are located at 50 Emjay Boulevard, Brentwood, NY 11717.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f)

A.   Kenneth B. Dart

(1)  Business Address:

     P.O. Box 31300-SMB
     Grand Cayman, Cayman Islands, B.W.I.

(2)  Principal Employment:

     President of the following corporation:

     (a) Dart Container Corporation
         P.O. Box 31372-SMB
         Grand Cayman, Cayman Islands, B.W.I.  *

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4)  Citizenship:  Belize

B.  ROSS FINANCIAL CORPORATION

   (1)  Country of Organization: Cayman Islands

   (2)  Principal business:  Investment in securities.

   (3)  Address of Principal Business:

        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (4)  Address of Principal Office:

        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (5)  Name and address of all members of the
        Board of Directors:

        Kenneth B. Dart
        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (6)  Name and address of all officers:

         Kenneth B. Dart    President/Treasurer
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Mark VanDevelde    Secretary
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Foreshore Corporate Services   Assistant Secretary
         P.O. Box 1994
         Grand Cayman, Cayman Islands, B.W.I.

  (7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A.   Kenneth B. Dart:

Since the last filing, Kenneth B. Dart has purchased no shares of Common stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial
Corporation.

B.   Ross Financial Corporation:

Since the last filing Ross Financial Corporation has purchased an aggregate of 49,500 shares of Common Stock for total consideration (including brokerage commission) of approximately $321,693.75.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting persons. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a)-(b)

A.  The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of March 6, 1997, the Reporting Persons owned the following shares of Common Stock.

(1)  By virtue of his status as the sole shareholder of Ross
Financial Corporation, Kenneth B. Dart, for purposes of this
Amendment 3 to Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross Financial
Corporation.

(2) Ross Financial Corporation is the direct owner of 412,600 shares of Common Stock. The 412,600 shares represent approximately 9.06% of the 4,552,225 shares of Common Stock outstanding as of November 11, 1996, as reported by the Company of Form 10-Q for the quarter ending September 30, 1996 (the "Outstanding Shares").

(3) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 412,600 shares of Common Stock representing 9.06% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. All of the transactions on Exhibit A were affected on the American Stock Exchange.

(d) No other person is known to have the right or power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Kenneth B. Dart is the sole shareholder of Ross Financial
Corporation. The Agreement among the Reporting Persons with respect to the filing of this Amendment 3 to Schedule 13D is incorporated by reference.
ITEM 7.  MATERIAL TO BE FILED WITH EXHIBITS.

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting persons with respect to the filing of the Schedule 13D and any amendments thereto.


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

ROSS FINANCIAL CORPORATION

By:   Kenneth B. Dart, President
      Dated: March 6, 1997

AND

KENNETH B. DART
Dated:  March 6, 1997

EXHIBIT A

ALLOU HEALTH & BEAUTY-ROSS FINANCIAL CORPORATION PURCHASE
TRANSACTIONS *

Trade Date  Quantity  Price     Cost     Commission    Total Cost

2/27/97       5,000   6.500   32,500.00      250       32,750.00
2/28/97       2,500   6.500   16,250.00      125       16,375.00
2/28/97       2,500   6.500   16,250.00      125       16,375.00
2/28/97       2,500   6.500   16,250.00      125       16,375.00
2/28/97       1,500   6.500    9,750.00       75        9,825.00
3/ 3/97       5,000   6.375   31,875.00      250       32,125.00
3/ 3/97       5,000   6.375   31,875.00      250       32,125.00
3/ 4/97         500   6.4375   3,218.75       25        3,243.75
3/ 5/97       5,000   6.375   31,875.00      250       32,125.00
3/ 6/97       5,000   6.375   31,875.00      250       32,125.00
3/ 6/97      15,000   6.500   97,500.00      750       98,250.00

TOTAL        49,500                                   321,693.75

* All transactions reported on this exhibit were effected on the American Stock Exchange.



EXHIBIT B

AGREEMENT

This will confirm the agreement by and among all of the undersigned that Schedule 13D filed on or about January 4, 1996 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Class A voting common stock, of Allou Health & Beauty Care, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION

By:   Kenneth B. Dart, President
      Dated: March 6, 1997

AND

KENNETH B. DART
Dated:  March 6, 1997